UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of May 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 May 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 5 May 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.3Stock Exchange announcement dated 6 May 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.4Media Release dated 11 May 2026 entitled ‘Yindjibarndi Energy Corporation reaches Financial Close on Jinbi Solar Project; signs Power Purchase Agreement with Rio Tinto’.
99.5Stock Exchange announcement dated 12 May 2026 entitled ‘Bank of America Global Metals, Mining & Steel Conference 2026’.
99.6Stock Exchange announcement dated 12 May 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.7Stock Exchange announcement dated 18 May 2026 entitled ‘Appointment of Group Company Secretary’.
99.8Media Release dated 20 May 2026 entitled ‘Rio Tinto ships 8 billionth tonne of iron ore from the Pilbara’.
99.9Stock Exchange announcement dated 27 May 2026 entitled ‘Publication of Report on Payments to Governments for the year ended 31 December 2025’.
99.10Media Release dated 29 May 2026 entitled ‘Rio Tinto commissions $1.5 billion AP60 smelter expansion in Quebec’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Matthew Whyte	By	/s/ Tim Paine
Name	Matthew Whyte	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 June 2026	Date	1 June 2026